11-K 1 v227444_11k.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2011.

ROCKWELL COLLINS
Retirement Savings
Plan for
Bargaining Unit Employees

Rockwell Collins, Inc.
(Exact name of registrant as specified in its charter)

Delaware	52-2314475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

400 Collins Road NE	52498
Cedar Rapids, Iowa	(Zip Code)
(Address of principal executive offices)

Registrant's telephone number, including area code: (319) 295-6835
(Office of the Corporate Secretary)

Rockwell Collins Retirement
Savings Plan for Bargaining
Unit Employees
EIN#: 52-2314475, Plan #: 004

Financial Statements as of and for the
Years Ended December 31, 2011 and 2010
Supplemental Schedule as of
December 31, 2011 and Report of Independent
Registered Public Accounting Firm

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements for the Years Ended December 31, 2011 and 2010	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December, 31 2011	13
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of
Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 18, 2012

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS:
Investments at fair value:
Rockwell Collins Defined Contribution Master Trust:
Participant-directed investments	$57,694,765	$53,444,295
Partially nonparticipant-directed investment - Rockwell Collins Stock Fund	16,206,706	16,213,553
Total Investments	73,901,471	69,657,848

Participant loans receivable	3,093,266	2,550,517

Total Assets	76,994,737	72,208,365

LIABILITIES:
Accrued expenses	(16,192)	(16,574)

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	76,978,545	72,191,791

Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(205,956)	(160,464)

NET ASSETS AVAILABLE FOR BENEFITS	$76,772,589	$72,031,327

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Investment income (loss):
Plan interest in net investment income (loss) of Rockwell Collins Defined Contribution Master Trust	$(1,094,575)	$6,659,181

Contributions:
Participants	8,032,902	7,670,101
Employer	2,419,236	2,346,639
Rollovers	47,334	59,409
Total contributions	10,499,472	10,076,149

Interest from participant loans receivable	122,384	122,205

Total investment income (loss), contributions, and loan interest income	9,527,281	16,857,535

Deductions:
Payments to participants or beneficiaries	(4,270,926)	(4,627,142)
Deemed distributions and loan defaults	(36,399)	(81,243)
Administrative expenses	(74,073)	(56,217)
Total deductions	(4,381,398)	(4,764,602)

NET TRANSFERS BETWEEN AFFILIATED PLANS	(404,621)	207,642

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,741,262	12,300,575

NET ASSETS AVAILABE FOR BENEFITS, BEGINNING OF YEAR	72,031,327	59,730,752

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$76,772,589	$72,031,327

See notes to financial statements.

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN
FOR BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1. DESCRIPTION OF PLAN
This brief description of the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) is provided for general information purposes only. Participants include members and retirees of the International Brotherhood of Electrical Workers locals 1362 (“1362”), 1429 (“1429”), and 1634 (“1634”), International Union of Electric, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America local 86787 (“86787”) and various International Alliance of Theatrical Stage Employees locals. Participants should refer to the Plan document for more complete information.
Rockwell Collins, Inc. (the “Company” or the “Plan Administrator”) maintains two defined contribution savings plans in the U.S. for the benefit of its employees. The investment assets of these plans are held and administered by the Rockwell Collins Defined Contribution Master Trust (the “Master Trust”). These plans are the Rockwell Collins Retirement Savings Plan and the Rockwell Collins Retirement Savings Plan for Bargaining Unit Employees. Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Master Trust provides segregated accounting for each plan and exists primarily to allow a single investment fund for the participants in the common stock of the Company at an administrative cost less than if each plan had a separate fund.
The Plan has a payment option related to the investments in Company stock to reflect an Employee Stock Ownership Plan feature as defined by the Internal Revenue Code (“IRC”). This option allows the participants whose accounts hold shares in the Rockwell Collins Stock Fund to either receive the dividends paid on these shares in cash as taxable compensation or to have the dividends reinvested in the Plan with taxes deferred. Participants are offered the opportunity to elect their choice of treatment regarding dividends paid on Company stock held in the Plan, with dividend reinvestment as the default. Participants may change this election at any time.
General – The Plan is a defined contribution plan sponsored by the Company. Substantially all U.S. based bargaining unit employees are eligible to participate in the Plan. The Rockwell Collins Employee Benefit Plan Committee controls and manages the operation and administration of the Plan. The assets are held in custody with Fidelity Management Trust Company (the “Trustee”). The Employee Benefit Plan Committee of the Company selects the investment options available to participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions – The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 50 percent of eligible compensation. Participant contributions can be made either pre-tax or after-tax, up to IRC specified limits. However, pre-tax contributions by highly compensated participants are limited to 20 percent of the participant’s eligible compensation. Participants age 50 and over are allowed to contribute an additional amount as pre-tax catch-up contributions to the Plan, as specified in the IRC.
In May 2008, a contract agreement between the Company and three bargaining unit unions covering active and retired employees in locals 1362 (Cedar Rapids, IA), 1634 (Coralville, IA) and 86787 (Richardson, TX) was ratified. The contract covers a five year period from May 3, 2008 through May 3, 2013. Under the contract, the Company matches participant contributions in an amount equal to 50 percent of the first six percent of eligible compensation. Eligible compensation is defined as base pay, overtime pay, vacation pay (when it is paid as regular hours), lump sum merit awards, and any pre-tax contributions made to other plans such as the Company’s health savings and flexible spending accounts. International Alliance of Theatrical Stage Employees do not receive a Company match. Company contributions are made to the Rockwell Collins Stock Fund. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the available investment alternatives at any time, which makes the Rockwell Collins Stock Fund a partially nonparticipant directed investment. No Company matching contributions are made with respect to the catch-up contributions.
Also under the May 2008 union contract agreement, beginning August 1, 2008, eligible employees who are not participating in the Plan, as well as newly eligible employees, are automatically enrolled in the Plan with a one percent pre-tax contribution rate. For those participants that do not select an investment option, participant contributions are made to the Fidelity Freedom Fund closest to the date the participant reaches age 65. Effective May 1, 2009, if employees are contributing less than six percent to the Plan, contribution rates will be increased by one percent each year until the participant reaches the maximum match. For those participants that do not select an investment option, participant contributions will be made to the age appropriate Fidelity Freedom Fund. Participants may elect to change their contribution rate or transfer all or a portion of their balances to any of the available investment alternatives at anytime.
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is increased for the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings. Each participant’s account is decreased for withdrawals, directly attributable expenses (such as loan fees) and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in Rockwell Collins, Inc. common stock held in the Rockwell Collins Stock Fund. Participants’ accounts are charged or credited, as the case may be, with the number of units properly attributable to each participant.
Investments – Participants may elect to have participant contributions made to any of the funds that are available to participant contributions in one percent increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions will be made to the Fidelity Freedom Fund closest to the date the participant reaches age 65.
Investment options available to participants to direct the investment of their account balances and future contributions include various mutual funds, a common collective trust fund, and the following stock fund specific to the Plan:
Rockwell Collins Stock Fund – The Rockwell Collins Stock Fund invests principally in the common stock of Rockwell Collins, Inc. and holds cash or liquid short term investments to allow participants to buy or sell units in the fund without the usual trade period for stock transactions. Typically, the Rockwell Collins Stock Fund holds one percent of its value in cash or liquid short-term investments. Participants may elect to transfer all or a portion of their balances in the Rockwell Collins Stock Fund to any of the various fund alternatives at any time.
Vesting – Each participant is fully vested at all times in the portion of a participant’s account that relates to the participant’s contributions and earnings thereon. Vesting in the Company contribution portion of participant accounts plus actual earnings thereon is based on years of vested service. Generally, a participant is 100 percent vested after three years of vested service or when the participant reaches age 65.
Participant Loans – Loans may be obtained from the balance of a participant’s account in amounts not less than $1,000 and not greater than the lesser of $50,000 reduced by the participant’s highest outstanding loan balance during the 12-month period before the date of the loan or 50 percent of the participant’s vested account balance less any outstanding loans. Participants may have up to two outstanding loans at a time. Loans are collateralized by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus one percent on the last day of the month before the loan is requested. Loan repayments of principal and interest are collected through payroll deductions over terms of 12, 24, 36, 48, or 60 months or up to 120 months for the purchase of a primary residence, or repaid in full at any time. Payments of principal and interest are credited to the participant’s account.
A deemed distribution results when a participant, who is classified as an active employee, has defaulted on a loan. Loan defaults occur when a participant, who is no longer an active employee, defaulted on a loan or received an actual distribution that was offset by the loan amount.
Rollovers – Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.
Payment of Benefits – Active participants may withdraw certain amounts from their account. The funds available for participants under age 59-1/2 are funds in after-tax, rollover, and Company matching sources. Participants may also withdraw pre-tax sources if they meet the requirements for a hardship withdrawal. At age 59-1/2 all vested sources may be withdrawn. Participant vested amounts are payable upon retirement, death, or other termination of employment.
Upon retirement or termination after reaching age 55, participants may elect to receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum or in annual installment payments for up to 10 years, subject to the distribution rules of the IRC.
Upon termination of employment other than retirement prior to reaching age 55, participants may receive the vested portion of their account balance (employee and Company contributions) in the form of a lump sum subject to the distribution rules of the IRC, or the balance may remain in the Plan without further contributions.
Forfeited Accounts – The non-vested portion of a participant’s account is forfeited when certain terminations described in the

Plan occur. Forfeitures remain in the Plan and are used to reduce the Company’s contributions to the Plan. The Plan contains specific break in service provisions that enable a participant’s account to be restored upon re-employment and fulfillment of certain requirements. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $3,032 and $2,903, respectively. During the years ended December 31, 2011 and 2010, Company contributions were reduced by $2,088 and $4,342, respectively, from forfeited non-vested accounts.
Plan Termination – Although the Company has not expressed any intent to terminate the Plan, the Company has the authority (subject to the collective bargaining agreements) to terminate or modify the Plan or suspend contributions to the Plan in accordance with ERISA. In the event the Plan is terminated, each participant’s account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
Adoption of New Accounting Guidance – In January 2010, the FASB issued guidance related to disclosures of fair value measurements. This guidance requires the Plan to disclose transfers in and transfers out of Level 1 and Level 2 fair value measurements on a gross basis. The reason for any transfers also needs to be disclosed. In addition, this guidance requires a plan to disclose purchases, sales, issuances, and settlements of Level 3 fair value measurements on a gross basis and additional disclosures about valuation inputs. The guidance was effective for the Plan for the year ended December 31, 2010, except for the guidance related to Level 3 fair value measurements. There has been no impact on the financial statements due to the adoption of the guidance related to Level 3 fair value measurements, which was effective for the Plan for the year ended December 31, 2011.
In May 2011, the FASB issued additional guidance related to disclosures of fair value measurements. This guidance requires the Plan to disclose information about transfers between Level 1 and Level 2 fair value measurements, information about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs, and to categorize by fair value measurement level items that are not measured at fair value in the statement of net assets, but for which disclosure of fair value is required. The guidance is effective for the Plan for the year ending December 31, 2012 and the guidance is to be applied prospectively. Plan management does not believe there will be a material impact on the financial statements or the disclosures required as a result of adopting this guidance.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at the closing price reported on the active market on which the mutual funds are traded on the last business day of the Plan year, which represent the net asset value of shares held by the Plan at year end. The Rockwell Collins Stock Fund is stated at fair value based on the underlying Rockwell Collins, Inc. common stock, which is valued at the closing price reported on the active market on which the stock is traded on the last business day of the Plan year, and also includes cash. The common collective trust fund with underlying investments in investment contracts is valued at the fair market value of the underlying investments and then adjusted by the issuer to the contract value for those investment contracts that are fully benefit-responsive.
In accordance with the FASB’s standards related to Investment Companies and Plan Accounting for Defined Contribution Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Participant Loans – Participant loans are valued at the outstanding loan balances.
Administrative Expenses – Administrative expenses of the Plan are paid by the Plan Sponsor or the Plan as provided in the Plan document.
Payment of Benefits – Benefit payments are recorded when paid. There were no participants who had elected to withdraw from the Plan but have not been paid at December 31, 2011 and 2010.
Net Transfers Between Affiliated Plans – Along with this Plan, the Company also sponsors a 401(k) plan for nonbargaining unit employees. If employees change their status between bargaining unit and nonbargaining unit during the year, their account balances are transferred into the corresponding plan. For the years ended December 31, 2011 and 2010, net transfers between affiliated Plans were $(404,621) and $207,642, respectively.
Excess Contributions Payable – The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
3. DEFINED CONTRIBUTION MASTER TRUST
As of December 31, 2011 and 2010, the Plan’s assets, with the exception of the participant loan receivable, are held in the Master Trust account at the Trustee. This Plan participates in the Master Trust along with the Rockwell Collins Retirement Savings Plan (collectively, the “participating plans”). Each of the participating plans has an interest in the net assets of the Master Trust and changes therein. The Trustee maintains supporting records for the purpose of allocating the net assets and net gain or loss of the investment accounts to each of the participating plans.
The Master Trust investments are valued at fair value at the end of each day.
The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan investment fund based on the relationship of the interest of each plan to the total of the interests of all participating plans.
The Master Trust holds an investment in a collective trust fund (the “Fund”) sponsored by the Trustee that is a stable value fund. The beneficial interest of each participant in the net assets of the Fund is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distribution to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable NAV of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.
Fair Value Measurements of Investments in Certain Entities that Calculate Net Asset Value per Share — The Fund’s fair value is estimated using net asset value per share and invests in insurance contracts, fixed-income securities, and money market funds to provide daily liquidity. The strategy of this fund is to provide participants with income while maintaining stability of principal. As of December 31, 2011, the Fund had a fair value of $180,076,631 and an unfunded commitment of $0. Funds may be redeemed immediately and no other redemption restrictions exist for this fund.
The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are probable of not occurring.
Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan
Circumstances That Impact the Fund — The Fund invests in assets, typically fixed-income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.
The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund's cash flow

•	Employer-initiated transactions by participating plans as described above
In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.
The net assets of the Master Trust at December 31, 2011 and 2010 consisted of the following:

	2011	2010
Mutual Funds	$1,322,144,303	$1,258,499,915
Rockwell Collins Stock Fund	384,886,091	395,133,924
Common collective trust fund	180,076,631	160,879,780
Total assets at fair value	1,887,107,025	1,814,513,619
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(4,339,874)	(3,498,125)
Net Assets	$1,882,767,151	$1,811,015,494

Plan's interest in Master Trust net assets	$73,695,515	$69,497,384

Plan's percentage interest in Master Trust net assets	3.9%	3.8%

The net investment income (loss) of the Master Trust for the years ended December 31, 2011 and 2010 consisted of the following:

	2011	2010
Net appreciation (depreciation) of investments:
Mutual funds	$(71,289,621)	$130,565,050
Rockwell Collins Stock Fund	(17,979,004)	20,816,539
Net appreciation (depreciation)	(89,268,625)	151,381,589
Interest and dividends	59,842,394	33,792,540
Net investment income (loss)	$(29,426,231)	$185,174,129

Plan's portion of Master Trust investment income (loss)	$(1,094,575)	$6,659,181
While the Plan participates in the Master Trust, each participant’s account is allocated earnings (or losses) consistent with the performance of the funds in which the participant’s account is invested. Therefore, the investment income (loss) of the Master Trust may not be allocated evenly among the plans participating in the Master Trust.
The Master Trust’s investments at fair value that exceeded 5 percent of Master Trust net assets as of December 31, 2011 and 2010 were as follows:

Description of Investment	2011	2010
Rockwell Collins Stock Fund*	$384,886,091	$395,133,924
Fidelity Managed Income Portfolio II*, at contract value	175,736,757	157,381,655
Vanguard Total Bond Market Index Fund - Institutional Shares	164,338,992	142,160,081
Vanguard Primecap Fund - Admiral Class	148,172,793	150,856,690
Vanguard Institutional Index Fund - Institutional Shares	138,461,555	125,630,935
Fidelity Mid-Cap Stock Fund - Class K*	102,513,356	109,599,562
*Represents a party-in-interest to the Master Trust.
Information about the net assets and the significant components of the changes in net assets relating to the partially nonparticipant-directed investments held in the Master Trust as of December 31, 2011 and 2010, and for the years then ended, is as follows:

	2011	2010
Net Assets - Rockwell Collins Stock Fund - Beginning of year	$395,133,924	$374,711,466

Change in Net Assets:
Net appreciation in fair value of investments	(17,979,004)	20,816,539
Dividends	6,414,925	6,422,062
Contributions	68,992,924	66,595,039
Benefit payments	(22,871,290)	(23,700,522)
Net transfers to participant -directed investments	(44,805,388)	(49,710,660)

Net change	(10,247,833)	20,422,458

Net Assets - Rockwell Collins Stock Fund - End of year	$384,886,091	$395,133,924

Plan's interest in partially nonpartcipant directed investments	$16,206,706	$16,213,553

4. FAIR VALUE MEASUREMENTS
The FASB’s standard related to fair value measurements defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. The standard indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The standard established a valuation hierarchy for disclosure of the inputs to valuation techniques used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:
Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument
Level 3 - unobservable inputs based on the Plan's own assumptions used to measure assets and liabilities at fair value
Asset Valuation Techniques - Shares of mutual funds held are categorized as Level 1. They are valued at closing quoted market prices on the active market on which the mutual funds are traded on the last business day of the Plan year.
Shares of the Rockwell Collins Stock Fund are categorized as Level 1. It is valued based on the underlying Rockwell Collins, Inc. common stock, which is valued at closing quoted market prices on the active market on which the stock is traded on the last business day of the Plan year.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Investments in common collective trust funds are categorized as Level 2.
A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The fair value of the Master Trust assets as of December 31, 2011 and 2010 was as follows:
Fair Value Measurements
at December 31, 2011, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$371,247,130	$—	$—	$371,247,130
Mid Cap	188,061,985	—	—	188,061,985
Small Cap	113,373,602	—	—	113,373,602
Foreign	142,165,798	—	—	142,165,798
Bond/Managed Income	164,338,992	—	—	164,338,992
Money Market	6,995,583	—	—	6,995,583
Blended/Balanced	335,961,213	—	—	335,961,213
Rockwell Collins Stock Fund	384,886,091	—	—	384,886,091
Common collective trust fund-Stable Value Fund	—	180,076,631	—	180,076,631
Total Master Trust assets at fair value	$1,707,030,394	$180,076,631	$—	$1,887,107,025

Fair Value Measurements
at December 31, 2010, using

		Significant other	Significant
	Quoted prices in	observable	unobservable
	active markets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Large Cap	$358,306,190	$—	$—	$358,306,190
Mid Cap	189,676,708	—	—	189,676,708
Small Cap	104,979,854	—	—	104,979,854
Foreign	157,110,690	—	—	157,110,690
Bond/Managed Income	142,160,081	—	—	142,160,081
Money Market	—	—	—	—
Blended/Balanced	306,266,392	—	—	306,266,392
Rockwell Collins Stock Fund	395,133,924	—	—	395,133,924
Common collective trust fund-Stable Value Fund	—	160,879,780	—	160,879,780
Total Master Trust assets at fair value	$1,653,633,839	$160,879,780	$—	$1,814,513,619
There were no investments held by the Master Trust that changed levels during the years ended December 31, 2011 and 2010, respectively.

5. FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated April 14, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, except for noncompliance with certain administrative requirements that were discovered by the Company. In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to this noncompliance with certain administrative requirements. As part of the application, the Company has amended and restated the Plan and submitted the Plan to receive a new determination letter from the IRS. The IRS has not yet responded to the application for a compliance statement. In addition, the Company intends to supplement its voluntary compliance resolution program application due to noncompliance with an additional administrative matter discovered subsequent to the original application. The Company believes that by taking these corrective actions the Plan's trust will continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2011 and 2010, the Master Trust held $381,516,077 and $391,970,950, respectively, of Company common stock which is stated at fair value. During the years ended December 31, 2011 and 2010, the Master Trust recorded dividend income from the Company of $6,414,925 and $6,422,062, respectively.
Certain Plan investments are managed by the Trustee and these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each investment fund.
* * * * *

ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES
EIN#: 52-2314475, PLAN #: 004

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2011

Description of Investment
Identity of Issuer,	including Collateral, Rate
Borrower, Lessor	of Interest, Maturity Date,	Current
or Similar Party	Par or Maturity Value	Value **

Various participants*	Participant loans; (interest rates of 4.25% - 10.5%) due 2012 to 2021	$3,093,266

* Represents a party-in-interest to the Plan.
** Cost information is not required for participant -directed investments and therefore is not included.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.
ROCKWELL COLLINS RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

/s/ Rosa F. Barone	Date:	6/18/2012
Rosa F. Barone
Plan Administrator

/s/ Patrick E. Allen	Date:	6/18/2012
Patrick E. Allen
Senior Vice President & Chief Financial Officer